SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 3, 2006

Commission File No. 1-14838

___________________

Rhodia
(Name of Registrant)

 Cœur Défense – Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France
 (Address of Principal Executive Offices)
_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:             Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:               No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:               No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:               No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________

Enclosure:	A press release dated March 31, 2006 announcing that Rhodia has completed the sale of its pharmaceutical business to Shasun Chemicals & Drugs Ltd.

PRESS RELEASE

RHODIA COMPLETES SALE OF ITS PHARMACEUTICAL CUSTOM
SYNTHESIS BUSINESS TO SHASUN CHEMICALS & DRUGS

Paris, March 31, 2006 — Rhodia today confirmed it has completed the sale of its pharmaceutical custom synthesis business to Shasun Chemicals & Drugs Ltd.

This operation forms part of the divesture of non-strategic activities pursued by Rhodia with a view to refocusing its business portfolio.

You can read this press release on Rhodia’s corporate website at www.rhodia.com

Shasun Chemicals & Drugs Ltd is a front-ranking supplier of the pharmaceutical industry. Founded in 1976, Shasun offers an integrated industrial model ranging from research & development to the manufacture of active ingredients and intermediates for the pharmaceutical industry in facilities certified compliant with cGMP standards. Based in Chennai (in India’s Tamil Nadu region), Shasun generated sales of $73m in 2004, employs a total of 1,300 people and boasts the major players in the pharmaceutical industry as its customers. Shasun Chemicals & Drugs Ltd is listed on the Bombay stock exchange. More information is available on the web site: www.shasun.com.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts Press Relations Lucia Dumas Rita Hillig	33-1 53 56 64 84 33-1 53 56 64 04

Investor Relations James Palmer	33-1 53 56 64 89

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006	RHODIA

	By:	/s/ JEAN -PIERRE LABROUE
	Name:	Jean-Pierre Labroue
	Title:	General Counsel